Exhibit 99.1

Disclosure of Transactions in Own Shares

Paris, September 6th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 30th, 2018 to September 5th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30.08.2018	190,265	54.7379	5,764,245	XPAR
30.08.2018	59,685	54.7420	1,725,412	CHIX
30.08.2018	23,994	54.7388	1,313,403	TRQX
30.08.2018	15,104	54.7422	826,826	BATE
31.08.2018	370,959	54.1260	20,078,527	XPAR
31.08.2018	89,469	54.1893	4,848,262	CHIX
31.08.2018	28,548	54.1445	1,545,717	TRQX
31.08.2018	25,611	54.1615	1,387,130	BATE
03.09.2018	56,253	54.1088	3,043,782	XPAR
03.09.2018	13,365	54.0827	722,815	CHIX
03.09.2018	4,446	54.0975	240,517	TRQX
03.09.2018	2,815	54.1260	152,365	BATE
04.09.2018	263,232	53.8101	14,164,540	XPAR
04.09.2018	66,866	53.7468	3,593,834	CHIX
04.09.2018	24,009	53.7538	1,290,575	TRQX
04.09.2018	19,916	53.7597	1,070,678	BATE
05.09.2018	375,593	52.9432	19,885,095	XPAR
05.09.2018	56,944	52.9339	3,014,268	CHIX
05.09.2018	19,302	52.9158	1,021,381	TRQX
05.09.2018	58,479	52.7580	3,085,235	BATE
Total	1,764,855	53.8100	94,966,934

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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